Form 51-102F3
Material Change Report
Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 24, 2007
Item 3	News Release The news release dated October 24, 2007 was disseminated through Canada Stockwatch and Market News.
Item 4

Summary of Material Change

Canplats Resources Corporation (the “Company”) reported that it has granted incentive stock options to directors, officers, employees and consultants of the Company, to purchase up to 1,620,000 common shares of the Company.  The options are exercisable for a period of five years at a price of $0.44 per share.  The options were granted under and are subject to the terms and conditions of the Company’s November 21, 2003 Stock Option Plan.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated October 24, 2007. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Assistant Corporate Secretary 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of October, 2007.

October 24, 2007	TSX Venture Symbol: CPQ

CANPLATS GRANTS INCENTIVE STOCK OPTIONS

Vancouver, BC - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce that it has granted incentive stock options to directors, officers, employees and consultants of the Company, to purchase up to 1,620,000 common shares of the Company.  The options are exercisable for a period of five years at a price of $0.44 per share.  The options were granted under and are subject to the terms and conditions of the Company’s November 21, 2003 Stock Option Plan.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.